Exhibit 99.1

FOR IMMEDIATE RELEASE

TELUS PARTNERS WITH DRAGONWAVE TO PROVIDE

HIGH-CAPACITY VIDEO AND DATA CONNECTIVITY

Horizon Compact Selected for Last-mile Packet Microwave Connectivity for Special Events

Ottawa, Canada, July 11, 2011 — TELUS (TSX: T, T.A; NYSE: TU), a leading national telecommunications company in Canada, has selected a packet microwave solution from DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) to provide additional high-capacity connectivity for special events. Working with DragonWave’s partner, Alliance Corporation, TELUS selected DragonWave’s Horizon Compact primarily because its all-outdoor, zero-footprint design will allow for rapid deployment of service to remote locations without need for trenching optical fibre.

“The DragonWave solution offers us a cost-effective, simple and fast way to provide capacity for special events,” said Zouheir Mansourati, VP, Network Technology & Planning, TELUS. “Our partnership with DragonWave to provide last-mile capacity for video and data connectivity allows us to continue providing reliable, high-performance TELUS services wherever and whenever opportunities present themselves.”

The Horizon Compact provides a resilient, high-performance backhaul network solution that enables service at low power consumption per bit and minimal ecological footprint. The DragonWave solution delivers simplified operations and improved total lifecycle costs.

“With the Horizon Compact, TELUS can rapidly and economically deploy the reliable bandwidth that it requires for video conferencing and other innovative services for special events.” DragonWave President and CEO Peter Allen said. “Our solution’s capacity and built-in economical flexibility are unparalleled in the packet microwave industry.”

The DragonWave Horizon® line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. An uncompromised product design delivers pure “packet” microwave performance with software-scalable, ultra-low latency transport of up to 4 Gbps per link.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.9 billion of annual revenue and 12.3 million customer connections including 7 million wireless subscribers, 3.7 million wireline network access lines and 1.2 million Internet subscribers and more than 350,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees will, by year-end 2011, have contributed $245 million to charitable and not-for-profit organizations and volunteered 4.1 million hours of service to local communities since 2000. Ten TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com. To learn more about TELUS’ commitment to the community, please visit TELUS.com/community.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts
Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2252	Tel: (408) 778-2024